Exhibit 10.1

February 7, 2023

Dear Chris,

On behalf of Derek Leathers and Werner Enterprises, I am pleased to offer you a position as Executive Vice President and Chief Financial Officer. It is with a great deal of confidence that we extend this offer to you. All of those with whom you have spoken here at Werner Enterprises have been impressed with your background and experience.

As was discussed, your starting compensation will be $19,038.46 per pay period, which is equivalent to an annual amount of $495,000. The position is also eligible for the Company’s Executive annual incentive program, as well as the Werner Executive long-term incentive program. Please see attachments A and B for more information relating to those programs. We want to highlight that the combined package contemplates a total compensation package (at target) of $1,241,500.

You will also be provided a sign on bonus and retention equity award package with a combined value of $1,250,000. Please refer to attachment D for additional information.

In addition to your compensation, you will be eligible to receive the Werner Enterprises Company Benefit Package. Please see attachment C for details on offerings. Werner will also pay for your mobile device and provide a company credit card for business expenses subject to company guidelines.

The position being offered to you qualifies for our Executive Level Paid Time Off (PTO) program. Executives on this program are not subject to the standard PTO policy, as defined in the Employee Handbook. Executives do not earn or accrue PTO days as do employees subject to the standard policy, but instead, are given the discretion and flexibility to manage their time off, both professionally and personally. (Time off for employees on this program should not be excessive, and unless 1) written approval is given by the President & CEO, or 2) the Employee is approved for FMLA Leave, time off should not exceed 20 PTO days/year.)

As with all Werner Enterprises employment offers, this offer is contingent upon you completing and passing a pre-employment drug-screen and background check, and this offer may be rescinded, or your employment terminated, based on the outcome of the aforementioned checks.

We believe you will find your new assignment challenging and interesting. Not only will you have the opportunity to make a substantial contribution to our organization, but you will also have the opportunity to achieve the personal progress you desire. We recognize that you retain the option, as does Werner, of ending your employment with Werner at any time, with or without notice and with or without cause. As such, your employment with Werner is at-will and neither this letter nor any other oral or written representations may be considered a contract for any specific period of time. If you wish to accept the offer, please sign in the space provided below and return to me.

We welcome you to Werner Enterprises and truly look forward to working with you. Please feel free to contact me at 402.894.3408 if you have any questions.

Sincerely,

/s/ Stefanie K. Christensen
Stefanie K. Christensen
Vice President of Human Resources

/s/ Christopher Wikoff	April 18, 2023
Christopher Wikoff	Start Date

ATTACHMENT A

The Werner annual incentive program (AIP) is a variable compensation program designed to encourage and reward executives for performance during the fiscal year. For this executive vice president position, it is targeted at 70% of base salary. The annual payment of such bonus is processed in the first quarter of the following year, and is based on three performance metrics which are tied to pre-determined goals:

Metric	Weighting
Operating Income	40%
Revenues less FSC	30%
Individual Performance	30%

Final award amounts can range from 0% to 200% of target depending on performance versus the goals. For 2023, payable in first quarter 2024, your AIP payout will be prorated based on your time in service at Werner for calendar year 2023.

ATTACHMENT B

The Company’s long-term incentive program enables us to recognize efforts put forth that contribute to our stock price appreciation and Company development. The vehicles by which these incentives are awarded could be through stock options, awards of restricted stock, or performance stock.

For this executive vice president position, our current incentive program is a combination of performance stock and restricted stock.

Based on the current program design, the restricted stock earned will vest in three annual increments of 34%, 33%, and 33% each. The first 34% vest beginning on the 1st anniversary of the grant date. The restricted stock will vest each year thereafter on the anniversary of the initial grant and become fully vested on the 3rd anniversary of the grant date, subject to continued employment.

The performance stock will cliff vest 3 years from the initial grant date. The number of performance shares earned is based on pre-determined diluted earnings per share goals.

The target value of restricted and performance stock shares earned for this position is $400,000, split evenly ($200,000 each) between restricted stock and performance stock.

*The current and historical value and performance of WERN stock is not an indicator, nor guarantee, of future performance or results.

ATTACHMENT C

Werner offers a wide variety of benefit offerings to its associates.

1.Health and Dental insurance is offered the 1st of the month following 30 days of employment with Werner. Participants in the plan also receive a $25,000 basic term life insurance policy.
2.Voluntary benefits such as vision, accident, short-term disability, flexible spending accounts, and supplemental term life coverage are available as well.
3.Long-term disability insurance (with a buy-up option) is available to associates.
4.A 401k is available to associates with 6 months of service with the company. The company matches 50% up to 6% of your pre-tax contributions. The match is paid in early 1st quarter to those associates who are employed on 12/31 of the plan year. The match is capped at $5,000. Associates are fully vested in the match contributions after 5 years.
5.The Werner Enterprises Employee Stock Purchase Program is available to associates employed by the Company for at least 90 days prior to the beginning of the calendar quarter in which the person elects to participate in the Plan. The Company will contribute an amount equal to 15% of the associate’s contributions to the Plan, which will be applied to the participant’s account for stock purchases and to pay taxes.
6.Werner Enterprises has a Change in Control plan and the Company’s CFO is an eligible beneficiary of the plan. The plan itself is publicly available through the Company’s SEC filings, and we can provide a copy to you, if you would like.
7.As an executive vice president, you are also eligible for participation in the Werner Enterprises “Executive Nonqualified Excess Plan” where you have the option to defer additional “pre-tax” dollars in the plan, which is administered by Principal.
8.Finally, with an executive vice president position, you are offered, at no cost to you, the services of a concierge physician. The Company will pay the costs associated with this service. This program is also available for your spouse, should you elect to do so at your cost.

More specific information pertaining to benefits is available.

ATTACHMENT D

As part of your compensation package upon your onboarding, you will be provided a sign on bonus and retention equity award, subject to the following terms:
Retention Equity Award. You will be granted the following equity awards on May 9, 2023 (“Grant Date”), provided you are employed with Werner on this date:
Restricted Stock Units. You will be granted an award of Werner restricted stock units (“RSUs”) with a value of approximately $1,000,000, with the number of shares determined on the Grant Date based on the market value of Werner stock. The RSUs contemplated by this section will vest in five annual increments of 20% each. The first 20% will vest on the 1st anniversary of the grant date. An additional 20% of the RSUs will vest each year thereafter on the anniversary of the initial grant and become fully vested on the 5th anniversary of the grant date, subject to continued employment.
The equity grants will be subject to the terms and conditions of the Werner Enterprises Equity Plan and the Award Agreement for each grant.
Cash Bonus. You will receive a sign on bonus of $250,000 less applicable taxes, deductions, and withholdings, which will be payable to you within 30 days following your first day of employment. Notwithstanding the foregoing, in the event that you voluntarily resign your employment for any reason or Werner terminates your employment for Cause (as defined below), in each case, within one (1) year following the payment date of the bonus, you will repay, on the date of your employment termination, the entire gross amount of the Cash Bonus paid to you, by writing a check to Werner for such amount or otherwise entering into a repayment arrangement satisfactory to Werner. In addition, subject to applicable law, Werner may recover the cash payment that is required to be repaid by reducing the amount that would otherwise be payable to you under any compensatory plan, program or arrangement maintained by Werner.
For purposes of this letter, “Cause” means (1) commission of an act of material fraud or dishonesty against Werner; (2) intentional refusal or willful failure to carry out the reasonable and lawful instructions of the company’s Chief Executive Officer, President, Werner’s Board of Directors, or any of their designee(s) (other than any such failure resulting from your disability); (3) conviction of, guilty plea, or “no contest” plea to a felony or to a misdemeanor involving moral turpitude; (4) gross misconduct in connection with the performance of your duties; (5) improper disclosure of confidential information or material violation of Werner’s Code of Conduct or other Werner policy or employment guidelines; (6) breach or any misrepresentation under, any intellectual property, invention assignment, confidentiality, or proprietary information agreement to which Werner is a party; (7) failure to reasonably cooperate with Werner in any investigation or formal proceeding or being found liable in a Securities and Exchange Commission enforcement action or otherwise being disqualified from serving in your position with Werner; or (8) breach of duty of loyalty to Werner. Prior to termination for Cause, Werner shall provide 30 days prior written notice to you of the grounds for Cause and give you an opportunity within those 30 days to cure the alleged breach. The parties recognize that given the egregious nature of the conduct defined as Cause, a cure may not be possible. No act or failure to act on your part shall be considered “willful” unless it was done, or omitted to be done, in bad faith and without reasonable belief that your act or omission was in the best interests of Werner. Any act, or failure to act, based upon express authority given pursuant to a resolution duly adopted by Werner’s Board of Directors or the direction of Werner’s Chief Executive Officer with respect to such act or omission, or based upon the advice of legal counsel for Werner, shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of Werner and, in any event, will not be considered an event which may give rise to Cause. Notwithstanding the foregoing, you and Werner expressly agree that Werner does not expect, and will not require, you to engage in any activities that would violate your existing obligations to any prior employer, including to maintain the confidentiality of such employer’s proprietary business information. If you refuse or fail to carry out any instruction by the Chief Executive Officer or Werner’s Board of Directors because of such existing obligations, your refusal or failure will not constitute Cause for termination.